Exhibit 4.17

David Arculus
Berry Leas
35 Duck Street
Elton
Peterborough
PE8 6RQ

4 May 2004

Dear David

I refer to the agreement between us of today’s date regarding your appointment as Chairman of mm02 plc.

In relation to clause 11.3(a), this letter records our agreement that you will retire from your Chairmanship of Severn Trent plc no later than 1st January 2005.

I would be grateful if you could sign and return to me the attached copy of this letter.

Yours sincerely

A Sukawaty

MAY 2004

MMO2 plc

DAVID ARCULUS

AGREEMENT

THIS AGREEMENT is made on 4 May 2004

BETWEEN

(1)	MMO2 plc, a company which has its registered office at Wellington Street, Slough, Berkshire SL1 1YP (the Company); and

(2)	THOMAS DAVID GUY ARCULUS of Berry Leas, 35 Duck Street, Elton, Peterborough, PE8 6RQ (the Chairman).

IT IS AGREED as follows:

DEFINITIONS

In this Agreement the following expressions shall have the following meanings:

the Appointment means the appointment of the Chairman as chairman of the Board in accordance with this Agreement;

Board means the board of directors of the Company and any duly constituted committee of the board of directors;

Effective Date means 28 July 2004; post the AGM.

Group Company means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 Companies Act 1985); and

Shares means ordinary shares in the Company.

1.	APPOINTMENT AND DUTIES

1.1 The Chairman will be appointed by the Company as chairman of the Board with effect from the Effective Date for an initial period of three years (subject to clause 13.1).

1.2 During the Appointment, the Chairman will be required to devote such necessary time and attention during normal working hours to the proper performance of his duties, together with such additional hours as may be reasonably required. It is envisaged that these duties will take an average of two days per week.

1.3 The duties as Chairman will be performed in accordance with the Company’s Articles of Association.

1.4 The Chairman will perform his duties for the Company at such locations in the United Kingdom or overseas as the Board may specify. Office facilities in Slough and London will be provided for the Chairman’s use.

1.5 The Chairman may be required to travel on the business of the Company and other Group Companies anywhere within the United Kingdom or overseas.

1.6 In the period between the date of signature of this Agreement and the Effective Date, the Chairman will serve as Chairman Designate of the Company. During that period, the Chairman will:

(a)	in addition to his duties as a non-executive director of the Company be responsible for fully preparing himself for performing the role of Chairman and for fully familiarising himself with the business of the Company in such manner as the Board directs; and

(b)	be paid an amount equal to the Annual Fee (as defined in clause 2.1). For the avoidance of doubt, (i) the remaining parts of the remuneration package referred to herein shall not take effect until the Appointment commences, and (ii) the standard fees currently payable to the Chairman as a non-executive director shall cease with effect from the date of signature of the Agreement.

2.	ANNUAL FEE

2.1 With effect from the Effective Date the annual fee to which the Chairman is entitled is £325,000 (the Annual Fee). At the Chairman’s request, the Company has agreed to pay £300,000 by way of a cash fee and £25,000 by way of contribution to a personal pension plan of the Chairman’s choice. The cash element of the Annual Fee will be paid monthly in arrears, less such deductions as the Company is required to make. The Annual Fee shall be inclusive of all fees and other remuneration to which the Chairman may be or become entitled as a director of the Company or of any other Group Company. The proportion of the Annual Fee paid by way of pension contribution may be varied from time to time by agreement between the parties.

2.2 The Annual Fee will be reviewed annually during the Appointment, with the first review to take place in June 2005. In reviewing the Annual Fee, the Company will have regard to, amongst other matters, benchmark data for other companies in the Telecoms sector. The Company is under no obligation to increase the Annual Fee following a review but will not decrease it.

2.3 The Chairman agrees that he will invest in Shares, pursuant to a regular standing order arrangement administered by the Company Secretary’s office, the after-tax amount of 15% of the Annual Fee. The Chairman acknowledges that it will be his intention to retain such Shares until his resignation as Chairman.

3.	BONUS

The Chairman is not entitled to a bonus during the Appointment.

4.	SHARE SCHEMES

4.1 Subject to the approval of the Remuneration Committee, the Chairman will, as soon as practicable following the Effective Date, be granted a one-off award of restricted Shares under the Company’s Executive Share Portfolio having a value of £300,000 (the Award), to vest after three years (the Vesting Date) subject to the rules of the scheme. The number of Shares comprised in the Award shall be calculated by dividing £300,000 by the average mid-market price of the Shares during the three days prior to the date of the Award.

4.2     Vesting of the Award will be conditional on the Chairman achieving (within twelve months of the Effective Date) and retaining until the Vesting Date a personal investment in Shares equal to the number of Shares comprised in the Award.

4.3     The Award will only become exercisable in full if, at the end of a three year performance period, the Company's TSR performance places it at or above the upper quartile of constituents of the FTSE E300 Telecoms Services Index (the Comparator Group). No part of the Award will vest if the Company's TSR performance places it below the median of the Comparator Group. If the Company's TSR performance places it at the median point of the Comparator Group, 30% of the award will vest. If the Company's TSR performance is between the median and upper quartile, the award will vest on a sliding scale. To the extent that the Award does not vest, it will lapse.

5.	LIFE ASSURANCE AND PENSION

The Company will arrange life insurance cover at the rate of 4 times the Annual Fee under clause 2.1.

6.	HEALTHCARE AND PERMANENT HEALTH INSURANCE

6.1     The Chairman and his wife will be eligible for membership of the Company’s Healthcare Scheme subject to the terms of the Scheme as amended from time to time.

6.2     The Chairman will be eligible to participate in the Company’s permanent health insurance scheme subject to the consent of the provider and the rules of the scheme.

6.3     The Company will provide a twelve month medical check for the Chairman.

7.	COMPANY CAR

The Chairman will be eligible for a company car. The services of a driver will be provided for the purposes of business travel only.

8.	EXPENSES

8.1     The Company will reimburse authorised expenses properly incurred in the course of the Chairman’s duties against receipts or other proof of expenditure. There will not be a separate expenses allowance.

8.2     The Company will reimburse subscriptions to professional bodies and associations where such subscriptions are in the interests of the Company.

9.	INDEPENDENT PROFESSIONAL ADVICE

Subject to obtaining the prior written approval of the senior independent director and notifying the Company Secretary, the Chairman may seek independent legal advice at the Company’s expense if he considers it necessary in the furtherance of his duties.

10.	DIRECTORS’ AND OFFICERS LIABILITY INSURANCE

During the Appointment, the Company shall procure that the Chairman is covered under the Company’s Directors and Officers and liability insurance policy on the terms applicable to other directors of the Company (but only for so long as the Company maintains such cover for its directors and officers generally).

11.	OTHER INTERESTS

11.1   The Company recognises that the Chairman may have other duties and business interests. Accordingly, he will notify the Board of any conflict of interest that may arise.

11.2   During the Appointment, the Chairman will not without obtaining the written consent of the senior independent director (such consent not to be unreasonably withheld) accept:

(a)	office as chairman or director of another quoted company;

(b)	any consultancy, advisory or trustee role (whether in the public or private sector, and whether paid or unpaid); or

(c)	any public office.

11.3   Consent is hereby given for the Chairman’s retention of the following significant positions:

(a)	Chairman of Severn Trent plc until his retirement from that post;

(b)	the Government’s Better Regulation Task Force and associated duties;

(c)	non-executive director of Barclays plc; and

(d)	non-executive director of Earls Court and Olympia Group Limited.

12.	SHARE DEALING AND OTHER CODES OF CONDUCT

The Chairman will comply with all codes of conduct adopted from time to time by the Board and with all applicable rules and regulations of the UK Listing Authority and any other relevant regulatory bodies, including the Model Code on dealings in securities.

13.	TERMINATION

13.1   The Appointment may be terminated by:

(a)	the Company giving to the Chairman 12 months’ written notice; or

(b)	the Chairman giving to the Company 6 months’ written notice.

For the avoidance of doubt, notice may be served by either party at any time during the initial period under clause 1.1. This Agreement will terminate immediately without notice when the Chairman reaches age 65.

13.2   Upon termination of the Appointment the Chairman will at the Company’s request promptly resign in writing as a director of the Company and any Group Company and will promptly return to the Company any property of the Company and any Group Company. The Secretary of the Company is irrevocably authorised to sign letters of resignation on the Chairman’s behalf if he fails to do so.

14.	CHANGE OF CONTROL

14.1   For the purposes of this clause 14:

Control means the power of any person whether alone or together with any person acting in concert with him to control the composition of the board of directors of the Company or otherwise to secure whether by means of the holding of shares or the possession of voting power in relation to the Company or any other body corporate or by virtue of any powers conferred by the articles of association or any other document or agreement regulating the Company or any other body corporate that the affairs of the Company are conducted in accordance with the wishes of that person; and

Change of Control means: (i) the disposal of all or substantially all of the Company’s business; or (ii) the acquisition by any person whether alone or together with any person acting in concert with him of Control of the Company; but shall not mean an acquisition of Control of the Company by another company the shares of which, immediately following such an acquisition, are all held by the holders of the shares of the Company immediately prior to such an acquisition in materially the same proportion as they held shares in the Company immediately prior to such an acquisition.

14.2   If following a Change of Control, whether before or after the Effective Date, the Appointment is terminated by the Company (including, following the Effective Date, if the Chairman is constructively dismissed) the Chairman shall be entitled to receive, and the Company shall be obliged to pay an amount equal to the Annual Fee referred to in clause 2.1 (the Payment in Lieu of Notice). The Payment in Lieu of Notice shall be subject to such deductions as the Company may be required to make and shall be in full and final settlement of all claims the Chairman may have against the Company or any Group Company (whether known or unknown) arising out of or in connection with the termination of the Appointment and the Chairman’s directorship of the Company or any Group Company. The Payment in Lieu of Notice may, at the Company’s discretion, be paid as a lump sum (within 14 working days of the date of termination of the Appointment (the Termination Date)) or in equal monthly instalments from the Termination Date until the date which is twelve months after the Termination Date or if sooner, the date on which the Chairman commences another chairmanship appointment of a company which is in the top 50 companies of the FTSE 100 as at the date of such appointment. Should the Chairman commence such an appointment the pre-tax amount of the monthly instalments hereunder shall be reduced by an amount equal to the pre-tax salary or fee payable under such appointment (Replacement Earnings) PROVIDED THAT:

(a)	no such reduction shall apply in respect of Replacement Earnings earned in the first six months after the Termination Date; and

(b)	the Company may elect, at its discretion, to disregard all or any Replacement Earnings for the purposes of this clause.

Any entitlement which the Executive has or may have under any share related incentive scheme shall be determined in accordance with the rules of such scheme. The Chairman agrees promptly to provide to the Company all information necessary to give effect to this clause.

15.	RESTRICTIONS AND CONFIDENTIALITY

15.1   The Chairman will apply the highest standards of confidentiality, and not disclose to any person or company (whether during the course of the Appointment or at any time after its termination) any confidential information concerning the Company and any Group Companies which come into his contact by virtue of his position as Chairman of the Company. The Company will arrange the disposal of any papers no longer required.

15.2   The Chairman will be bound by the provisions of the covenants set out in the Schedule to this Agreement.

16.	CONTINUATION

Paragraphs 13.2 and 15 will continue in full force and effect after the termination of the Appointment howsoever caused.

17.	MISCELLANEOUS

17.1   The Chairman will be responsible for any tax liability arising from the pension contributions and other benefits provided pursuant to this Agreement.

17.2   With effect from the Effective Date, this Agreement supersedes any previous agreement between the Company or any Group Company and the Chairman, whether oral or in writing.

17.3   This Agreement is governed by and shall be construed in accordance with the laws of England. The parties to this Agreement submit to the non-exclusive jurisdiction of the English courts.

SIGNED as a DEED and	)
DELIVERED by	)
DAVID ARCULUS	)
in the presence of:	)

SIGNED for and on behalf of	)
MMO2 plc	)

THE SCHEDULE

1.	In this Schedule:

	(a)	effective date of termination has the meaning given to it by Section 97(1) of the Employment Rights Act 1996;

	(b)	in any capacity means on the Chairman’s own behalf or jointly with or on behalf of any person, firm or company;

	(c)	Confidential Information means confidential information of any Group Company which would be of value to a competitor or could reasonably enable a competitor to obtain an unfair advantage in trading in competition with any Group Company. For the purposes of this Schedule it includes but is not limited to business and strategic plans, marketing, financial, sales and customer information;

	(d)	Business means the business of the provision of mobile telephony and Internet services (including but not limited to the provision of mobile data services).

2.	Since the Chairman will obtain in the course of the Appointment trade secrets and Confidential Information and personal knowledge of customers and employees of the Company and other Group Companies, the Chairman agrees that for a period of 12 months immediately following the effective date of termination of the Appointment, he will not seek to entice away or offer engagement or Appointment to any designated employee to work for any business which competes or is about to compete with the Business. A designated employee is:

	(i)	an employee who is employed wholly or mainly as a manager or in a position above management; or

	(ii)	an employee of the Company or any Group Company who has knowledge of trade secrets or Confidential Information or knowledge of and connections with or influence over customers of the Company or any Group Company;

and (in both cases) with whom the Chairman had personal and material dealings during the 12 months immediately preceding the effective date of termination of the Appointment.

Any reference to “engagement or employment” in this clause means engagement or employment whether under a contract or otherwise and includes (without limitation) a chairmanship or directorship, or a contract of employment, or a contract for services or any other form of contract and the terms “engage” and “employ” and their derivatives shall be construed in accordance with this definition.

3.	The Chairman will, at the request and expense of the Company, enter into a separate agreement with any Group Company that the Company may reasonably require under the terms of which the Chairman will agree to be bound by a restriction corresponding to that contained in clause 2 above (or such as may be appropriate in the circumstances).

4.	The Chairman acknowledges that the restraints contained in this Schedule are necessary to protect the legitimate interests of the Company and the Group Companies, and that the same are no wider than reasonably necessary for that purpose, and are reasonable as between the parties to this Agreement.

5.	If the restrictions contained in this Schedule shall be adjudged to be void or ineffective or unenforceable for whatever reason but would be adjudged to be valid and effective if part of the wording were deleted or the periods reduced, they shall apply with such modifications as may be necessary to make them valid and effective.

6.	The Chairman agrees with the Company on its own behalf and on behalf of each Group Company that he will not (except as ordered by a court or regulatory body) communicate or divulge (or permit communication or divulgence) to any person or company or in any way use for his own purposes or for any purpose other than that of the Company or any Group Company, any trade secrets or Confidential Information of whatsoever nature acquired by the Chairman during the Appointment, whether relating to the business or affairs of any member of the Company or any Group Company or to persons with whom any member of the Company or any Group Company has dealings. This restriction shall apply both during the Appointment with the Company and after its cessation but shall cease to apply to any information which is in or comes into the public domain otherwise than by reason of any default by the Chairman.

8.	The Chairman agrees that if, during either the Appointment with the Company or the period of the restriction set out in clause 2 he receives an offer of employment or engagement, the Chairman will provide a copy of this Schedule to the offeror as soon as is reasonably practicable after receiving the offer and if he accepts the offer he will inform the Company immediately.